

Mail Stop 7010

January 3, 2007

Mr. Andrew L. Schroeder
Vice President
MarkWest Energy Partners, L.P
1515 Arapahoe Street
Tower 2, Suite 700
Denver, Colorado 80202

> **Re:** **MarkWest Energy Partners, L.P**
> **Form S-4**
> **Filed December 7, 2006**
> **File No. 333-139151**

Dear Mr. Schroeder:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that the executive compensation and other related person disclosure requirements of Regulation S-K have been amended recently and that you must provide disclosure to comply with the amended Item 402 provisions. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B

of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

2.   The staff notes that it appears that you are registering the new 8 1/2% series B senior notes due 2016 in reliance on the staff's position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide a supplemental letter to the staff stating that the issuer is registering the exchange offer in reliance on the staff's position in such letters. The supplemental letter must include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Summary

Exchange Offer

Expiration Date, page 2

3.   We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. Please confirm supplementally that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). Please note that pursuant to Rule 14d-1(b)(7), the 20th business day ends at twelve midnight eastern time on the 20th business day and the offer must remain open continuously until at least that time. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Finally, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Exchange Offer

Extensions, Delays in Acceptance, Termination or Amendment, page 35

4.   We note that in the text that follows the three bullets on this page, you have a sentence that reads "Subject to the terms of the registration rights agreement." Please advise.

Letter of Transmittal, page A-1

5.   Please revise the language in the letter in regard to how notices will be given of an extension of the exchange offer to match the language in the prospectus. We note

that in the prospectus notices will be provided in writing and that a press release will be issued.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donna Levy at (202) 551-3292 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Matt Pacey, Esq. (by facsimile)
        D. Levy